[LOGO] S E C U R I T Y   P R O P E R T I E S   I N C




February 15, 2007

Jessica Barberich
Staff Accountant
100 F St. Street, NE
Washington, D.C.

Re:  Urban Improvement Fund Limited-1974

To Whom It May Concern:

Please find the responses below to the letter dated 11/16/2006 regarding comments to the Form 10-KSB for the year ended December 31, 2005

     1. The I0-QSBs for June 30, 2006 and September 30, 2006 were filed on February 12, 2007.
     2.   We will expand our discussions in future flings.
     3. This was an oversight. We will amend the 10K to include the proper wording related to the PCAOB standards.
     4. The audits for Southern Boulevard Partners, Met Paca 11 Associates, and Norway Housing Associates are all for one year, which is the requirement for entities required to file for HUD. The 2004 audit reports for these properties were included in the 2004 1OKSB. We thought this would be sufficient. We can include two years instead of one in future years
     5.   We will revise the wording.
     6. Urban 74 is the limited partner in Norway Housing Associates which is audited by Hickey, Beatrice & Parker. Urban 74 does not participate in any managerial decisions of Norway Housing Associates. The General Partner, selects the auditor and provides Urban 74 with an audit report. Urban 74 has no authority to require the auditor to be registered with the PCAOB. On the issue of the firm not playing a substantial role in the preparation of the audit, we think the matter should be viewed based on the impact of this investment on Urban 74's balance sheet. Urban 74's investment in Norway House was only
          $161,599 out of $9,775,199 which makes the investment not material. The investment in Norway House will never grow to a point where it will be material to the Company as a whole.
     7. It has been our policy that if an investment turns positive then the amortization resumes in the following year. The amortization is computed over, the remaining life of the mortgage on the property. You can note that the amortization increased in 2006 over 2005 in the 10-QSBs.
     8. Urban Fund 74 is the limited partner in the lower tier partnerships and has no decision in accounting policies of these entities. However, we do agree with the treatment of loan cost at the lower tiers. The loan costs at the property level are being amortized over the term of each individual mortgage. The lives of the mortgages are different for each property. We believe this is the correct accounting treatment. The disclosure should be changed to include that the amortization periods are over the mortgage life.
     9. The lower tier partnerships do not disclose any impairment policies in their individual audits. Each auditor is required by GAAP to make the calculation but not required to disclose the policy in their individual audits. Carter and Company and the General Partner of Urban


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Jessica Barberich
February 15, 2007
Page 2

          74 prepare impairment calculations on the properties audited by Carter and Company and have determined no impairment exists. For the properties audited by other accountants, we review for impairment as it relates to our investment. The four properties audited by other accountants were all purchased in 1974 and have over 30 years of depreciation. These properties have minimal value remaining for their fixed assets. The mortgage balances on these properties are at least five or more times the NBV. All of these properties are current on their debt obligation which makes the case that no impairment exists. The details of the NBV and mortgages are disclosed on page 36 of the 1OK.
     10. Urban 74 prepares impairment calculations on this property and has determined that no impairment exists. Just looking at net income does not necessarily give a true picture of the value of the underlying real estate. The majority of the losses are from depreciation. The income before depreciation for 2005 and 2004 was approximately $440,000. The NBV of Fixed Assets was $17,174,000 at December 31, 2005. On August 17, 2006 this property was sold for 25,000,000 which was greatly in excess of its NBV,
     11. Urban Fund 74 prepares impairment calculations on these properties and has determined that no impairment exists. These properties have increased in value while reporting losses. Village Green which is also owned by Monatiquot Village Associates had a NBV of 19,500,000 at December 31, 2005. During 2005, this property appraised high enough to refinance the mortgage for $24,000,000. This shows that no impairment exists.
     12.  We believe the controls are effective. We will change the wording.

Urban Improvement Fund Limited- 1974 acknowledges that:

          o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and

          o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The amended form 10-KSB for the year ended December 31, 2005 will be filed by February 23, 2007. If you have any questions or need additional information, I can be contacted at 206.926.6201.


Sincerely,


/s/ Sunnie Sterling
Sunnie Sterling
Controller